FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Announcement on Konami and IIJ to Establish a Joint Venture Company, to Operate Comprehensive Portal Sites, which was filed with the Tokyo Stock Exchange on January 19, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: January 19, 2006	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

January 19, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and Chief Financial Officer

Tel: +81-3-5220-0573

Announcement on Konami and IIJ to Establish a Joint Venture

Company, to Operate Comprehensive Portal Sites

TOKYO, January 19, 2006 — Konami Corporation (headquartered in Chiyoda-ku Tokyo, hereafter referred to as “Konami”) and Internet Initiative Japan Inc. (headquartered in Chiyoda-ku Tokyo, hereafter referred to as “IIJ”) announced today that the two companies had agreed to establish a joint venture company, “Internet Revolution Inc.” (hereafter referred to as “i-revo”), to operate comprehensive portal sites.

“i-revo” will provide portal sites, merging Konami’s expertise in developing digital entertainment content and IIJ’s cultivated and highly reliable technology for developing system and network operations.

For network society seeking convenience and efficiency, “i-revo” will offer content and sites that target a wide range of users from children to the elderly, through services focusing on “relationships, sense of security, convenience of use and impressions”.

The Internet has become inseparable from society, due to remarkable advances in digital technology and the development of infrastructure. Internet has become an integral part of people’s lives. In addition, in today’s digitalized society, “individuality” is attracting more attention and is becoming more widespread. “i-revo” will provide online community users comfort and warmth through comprehensive portal site feature stet linking together people’s “individuality”. “i-revo” also will enhance the importance of the internet though its ideas and services.

1. Summary of the joint venture company

(1)	Registered name	Internet Revolution Inc
(2)	Date of incorporation	February 1, 2006
(3)	Head office location	6-10-1, Roppongi, Minato-ku, Tokyo (Roppongi Hills)
(4)	Capital	1,250 million yen
(5)	Amount of investment	2,500 million yen
(6)	Investment ratio	Konami 70% IIJ 30%
* Internet Revolution Inc. will become a consolidated subsidiary of Konami and an equity method affiliate of IIJ
(7)	Main business	Operating the Internet portal sites
(8)	Directors
	Representative Director:	Kazuya Takahashi (President of Online Company, Konami)
	Director:	Hiroshi Nagaoka (Senior Manager of Online Company, Konami)
	Director:	Takashi Taniguchi
(General Manager of System Engineering and Operation Division, IIJ)
	Director (External):	Akira Tamai
(Corporate Officer and Division Director of Finance and accounting, Konami)
	Director (External):	Hideshi Hojo
(Managing Director, General Manager of Sales Department, IIJ)

2. Contents Summary

(1) Name: i-revo

(2) Commencement Date: Mid-March, 2006
(3) Contents:	-New communication service
-Internet connectivity service
-Distribution of products related to music and video
-Distribution of games
-Search service
-Information service
-E-commerce

•	Statement by Kagemasa Kozuki, President, Konami Corporation

Konami has strengthened its online business with its expertise in developing content and digital technologies in its digital entertainment business. By establishing a joint venture company with IIJ, with proven Internet technology and operations, we will offer portal sites which every user can enjoy with a sense of security.

We appreciate your continuing support.

•	Statement by Koichi Suzuki, President and CEO, Internet Initiative Japan Inc.

IIJ has provided a highly reliable network solution as its core competence to mainly companies, government, other public offices and carriers. We will contribute to the further realization of a safer and more user-friendly network society through the provision of an integrated Internet service including new concepts and technologies with Konami which has leading content in the world.

•	Statement by Kazuya Takahashi, President, Internet Revolution Inc.

We will promote business which will bring revolutionary change to the Internet industry by taking advantage of Konami’s expertise in content services and IIJ’s Internet technologies. We will provide services which match people’s lives and bring happiness and excitement to users. Though this, we aim to be a company valued by society. We hope that users will feel the message, “relationships, sense of security, use of convenience and impressions” through the services. As always, we appreciate your support.

[Corporate Data]

•	KONAMI CORPORATION

Konami Corporation was established in1973. Konami has Digital Entertainment business, including ‘Computer & Video Games’, ‘Toy & Hobby’, ‘Amusement’, ‘Online’ and ‘Multi-Media’, Health & Fitness business and Gaming & System business.

Konami is listed on the first section of the Tokyo Stock Exchange, the Stock Exchange of Singapore, the London Stock Exchange and the New York Stock Exchange.

•	Internet Initiative Japan Inc.

Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan’s leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company’s services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the Mothers market of Tokyo Stock Exchange in 2005. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

For inquiries:

KONAMI CORPORATION Publicity Group

2-4-1, Marunouchi, Chiyoda-ku, Tokyo, 100-6330 Japan

Tel: +81-3-4332-0573 Fax: +81-3-5220-9905    Email: press@konami.com

www.konami.net

Internet Initiative Japan Inc.

Corporate Communications

Tel: +81-3-5259-6310 Fax: +81-3-5259-6311    E-mail: press@iij.ad.jp

www.iij.ad.jp

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

January 19, 2006

< President’s Profile >

Kazuya Takahashi

President

Internet Revolution Inc.

(Will be established on February 1, 2006)

Born in 1969

April, 1990:	Joined Konami Industries Co., Ltd. (currently KONAMI CORPORATION)

April, 2001:	Appointed as Producer of Amusement Division

October, 2004:	Appointed as Vice President of Konami Online, Inc.

April, 2005:	Appointed as President of Online Company of Konami

February, 2006:	Will be President of Internet Revolution Inc.

(President of Online Company of Konami)

Mr. Takahashi’s representative product is the “Dance Dance Revolution”. He has also developed the “e-AMUSEMENT”, Konami Group’s online network system for amusement arcades.

He serves as president of Online Company of Konami for expanding the online business since April, 2005.